Exhibit 21.1

STEADYMED LTD.

LIST OF SUBSIDIARIES

Subsidiaries	Incorporation

SteadyMed Therapeutics, Inc.	Delaware, United States
SteadyMed U.S. Holdings, Inc.	Delaware, United States